June 6, 2019

Joseph Army
Chief Executive Officer
Vapotherm, Inc.
100 Domain Drive
Exeter, NH 03833

       Re: Vapotherm, Inc.
           Draft Registration Statement on Form S-1
           Submitted May 30, 2019
           CIK No. 0001253176

Dear Mr. Army:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Heather Percival at 202-551-3498 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Electronics and Machinery
cc:    Thomas J. Danielski